Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268607

PROSPECTUS SUPPLEMENT NO. 16

(to Prospectus dated March 17, 2023)

Scilex Holding Company

Up to 28,078,672 Shares of Common Stock

This prospectus supplement supplements the prospectus dated March 17, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-268607) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on March 13, 2023 and declared effective by the Securities and Exchange Commission on March 17, 2023. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of up to 28,078,672 shares of our common stock, par value $0.0001 per share (the “Common Stock”), by YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Selling Securityholder”). The shares included in the Prospectus and this prospectus supplement consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Securityholder, from time to time, pursuant to a standby equity purchase agreement we entered into with the Selling Securityholder on November 17, 2022, as amended and restated on February 8, 2023 (the “A&R Yorkville Purchase Agreement”), in which the Selling Securityholder has committed to purchase from us, at our direction, up to $500,000,000 of our Common Stock, subject to terms and conditions specified in the A&R Yorkville Purchase Agreement.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On October 10, 2023, the last reported sales price per share of our Common Stock was $2.08.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 11, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 11, 2023

SCILEX HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-39852	92-1062542
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 516-4310

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01.	Entry into a Material Definitive Agreement.

On October 11, 2023 (the “Amendment Date”), Scilex Holding Company (the “Company”) and YA II PN, Ltd. (“Yorkville”) entered into an amendment (the “Amendment to Convertible Debentures”) to those certain convertible debentures dated as of (i) March 21, 2023 (as amended, supplemented, waived or otherwise modified from time to time, the “First Convertible Debenture”) and (ii) April 11, 2023 (as amended, supplemented, waived or otherwise modified from time to time, the “Second Convertible Debenture” and, together with the First Convertible Debenture, the “Convertible Debentures”).

Pursuant to the Amendment to Convertible Debentures, the definition of “Default Conversion Price” was amended to mean a price per share of Common Stock equal to 95% of the lowest daily VWAP during the five consecutive Trading Days immediately preceding the Conversion Date but not lower than $0.50 per share (each as defined in the Convertible Debentures).

The Amendment to Convertible Debentures extended the maturity date of the Convertible Debentures from December 21, 2023 to March 15, 2024. Accordingly, the repayment schedule as set forth in the Convertible Debentures in respect of all installment dates subsequent to the Amendment Date were deleted and replaced with an amended repayment schedule as set forth on Exhibit I to the Amendment to Convertible Debentures.

The amendments made to the Convertible Debentures are subject to the satisfaction of the conditions precedent contained in the Amendment to Convertible Debentures and in reliance upon the representations and warranties set forth therein.

The foregoing summary of the Amendment to Convertible Debentures does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment to Convertible Debentures, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Amendment to Convertible Debentures, dated as of October 11, 2023, by and between Scilex Holding Company and YA II PN, Ltd.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer and President

Date: October 11, 2023

3

Exhibit 10.1

AMENDMENT TO CONVERTIBLE DEBENTURES

This AMENDMENT TO CONVERTIBLE DEBENTURES (this “Agreement”) is entered into as of October 11, 2023, by and between SCILEX HOLDING COMPANY, an entity organized under the laws of Delaware (the “Company”), and YA II PN, Ltd. (the “Holder”).

RECITALS

WHEREAS, the Company and the Holder are parties to that certain Securities Purchase Agreement (the “Purchase Agreement”) dated as of March 21, 2023;

WHEREAS, pursuant to the terms of the Purchase Agreement, the Company and the Holder have heretofore executed and delivered (a) the convertible debentures dated as of (i) March 21, 2023 (as amended, supplemented, waived or otherwise modified from time to time, including hereby, the “First Convertible Debenture”), (ii) April 11, 2023 (as amended, supplemented, waived or otherwise modified from time to time, including hereby, the “Second Convertible Debenture”) and (iii) April 20, 2023 (as amended, supplemented, waived or otherwise modified from time to time, including hereby, the “Third Convertible Debenture” and, together with the First Convertible Debenture and the Second Convertible Debenture, the “Convertible Debentures”), in each case in accordance with and subject to the terms and conditions of the Purchase Agreement, and (b) that certain registration rights agreement dated as of May 21, 2023 (the “Registration Rights Agreement” and, together with the Convertible Debentures and the Purchase Agreement, in each case as modified by, and subject to, the waiver to Convertible Debentures between the Company and the Holder dated April 7, 2023 and the consent and waiver to the convertible debt documentation between the Company and the Holder dated September 21, 2023, the “Convertible Debt Documentation”);

WHEREAS, as of October 11, 2023, the principal balance outstanding and accrued and unpaid interest due under the Convertible Debentures are as follows:

Convertible Debenture	Principal	Accrued and Unpaid Interest
First Convertible Debenture	$5,000,000.00	$13,424.66
Second Convertible Debenture	$4,047,253.15	$10,887.66
Third Convertible Debenture	$—	$—

TOTAL	$9,047,253.15	$24,312.32

WHEREAS, the Company has requested that the Holder agree to defer certain payments owed by the Company pursuant to the Convertible Debentures and to make certain other related amendments to the Convertible Debentures, as set forth herein; and

WHEREAS, the Holder is prepared to supplement the Convertible Debentures, subject to the conditions and in reliance on the representations and warranties set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the following is agreed:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. As used in this Agreement, terms defined in the Convertible Debentures or in the preambles or recitals thereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Agreement refer to this Agreement as a whole and not to any particular section hereof.

ARTICLE II

AMENDMENTS

SECTION 2.1. Amendments to the Convertible Debentures. Subject to the satisfaction of the conditions precedent specified in Article 3 and in reliance upon the representations and warranties set forth herein, the Convertible Debentures are hereby amended as follows:

(a) Section 1(a) of each of the (i) First Convertible Debenture and (ii) Second Convertible Debenture is hereby amended and restated in its entirety as follows:

Maturity Date. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest, and any other amounts outstanding pursuant to the terms of this Debenture. The “Maturity Date” shall be March 15, 2024, as may be extended at the option of the Holder. Other than as specifically permitted by this Debenture, the Company may not prepay or redeem any portion of the outstanding Principal and accrued and unpaid Interest.

(b) Section 15(g) of each of (i) the First Convertible Debenture and (ii) the Second Convertible Debenture is hereby amended to amend and restate the definition of “Default Conversion Price” in its entirety as follows:

“Default Conversion Price” shall mean a price per share of Common Stock equal to 95% of the lowest daily VWAP during the five (5) consecutive Trading Days immediately preceding the Conversion Date but not lower than $0.50 per share.

(c) Exhibit I attached to each of (i) the First Convertible Debenture and (ii) the Second Convertible Debenture is hereby deleted in respect of all Installment Dates subsequent to the date hereof and replaced with the amended repayment schedule as set forth on Exhibit I attached hereto. For the avoidance of doubt, the amended repayment schedule as set forth on Exhibit I attached hereto reflects the principal balance outstanding and accrued and unpaid interest due under the First Convertible Debenture and the Second Convertible Debenture collectively and, for the avoidance of doubt, does not reflect the principal balance outstanding and accrued and unpaid interest due under each of the First Convertible Debenture and the Second Convertible Debenture separately.

ARTICLE III

CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

This Agreement shall become effective as of the date first written above (the “Effective Date”) upon satisfaction of each of the following conditions precedent:

SECTION 3.1. Execution. This Agreement shall have been duly executed by each of the Holder and the Company.

SECTION 3.2. Representations and Warranties; No Default. The following statements shall be true on the Effective Date, both immediately before and immediately after giving effect to this Agreement and the consummation of the transactions contemplated by this Agreement taking place on or about the Effective Date:

(a) The representations and warranties contained in the Purchase Agreement and the Convertible Debentures shall be true and correct in all respects as of the Effective Date as though made on and as of the Effective Date (or, to the extent such representations or warranties are expressly made solely as of an earlier date, such representations and warranties shall be true and correct as of such earlier date),

(b) no Default or Event of Default shall have occurred and be continuing,

(c) the Company shall have filed a current report on Form 8-K disclosing all material, non-public information concerning the Agreement set forth herein and all information (if any) provided to the Holder by the Company or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereby, and

(d) the Company shall have obtained the written consent of Oramed Pharmaceuticals, Inc. to the amendments made to the Convertible Debentures, including without limitation, the extension of the Maturity Date and deferral of repayments.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to the Holder that:

SECTION 4.1 Authorization; No Contravention. The execution, delivery and performance by the Company of this Agreement (i) has been duly and validly authorized by all corporate, stockholder, partnership or limited liability company action required to be taken by Company, (ii) does not violate or contravene the Company’s corporate documents or any applicable law or any material agreement or instrument or any court order which is binding upon the Company, (iii) does not constitute grounds for acceleration of any indebtedness or obligation under any material agreement or instrument which is binding upon the Company, and (iv) do not require the consent of any Person, other than consents received on or prior to the Effective Date.

SECTION 4.2 Government Approvals. The Company is not required to obtain any government approval, consent, or authorization from, or to file any declaration or statement with, any governmental authority in connection with or as a condition to the execution, delivery or performance of this Agreement.

SECTION 4.3. Enforceability. This Agreement is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

ARTICLE V

MISCELLANEOUS

SECTION 5.1. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. The provisions of Section 10 of the Convertible Debentures in respect of submission to jurisdiction shall apply to this Agreement. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

SECTION 5.2. Ratification of Convertible Debt Documentation; Binding Effect. The Convertible Debt Documentation is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect and the Company hereby acknowledges and agrees that it is indebted to the Holder under the Convertible Debentures in the amounts set forth in the Recitals.

SECTION 5.3. Waiver of Claim. The Company hereby acknowledges and agrees that neither it nor its subsidiaries, agents, attorneys, shareholders, advisors, officers, directors, employees, affiliates, predecessors, successors, and assigns (collectively, as the “Company Parties”) has any offsets, defenses, claims, or counterclaims against the Holder or its investment manager, or their respective agents, attorneys, shareholders, managers, members, advisors, officers, directors, employees, affiliates, partners, predecessors, successors, and assigns (collectively, as the “Released Parties”), with respect to the Convertible Debentures, the other Convertible Debt Documentation, the Standby Equity Purchase Agreement entered into between the Holder and the Company on November 17, 2022, the transactions set forth or otherwise contemplated in this Agreement, or otherwise, and that if any Company Party now has, or ever did have, any offsets, defenses, claims, or counterclaims against any of the Released Parties, whether known or unknown, at law or in equity, from the beginning of the world through this date and through the time of execution of this Agreement, all of them are hereby expressly WAIVED, and each Company Party hereby RELEASES each of the Released Parties therefrom.

SECTION 5.3. Headings. The headings of the Articles and the Sections in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

SECTION 5.4. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holder, any legal or equitable right, remedy or claim under or in respect of this Agreement or the Convertible Debt Documentation or any provision herein or therein contained.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

In witness whereof, the Holder and the Company have caused this agreement to be duly executed by an authorized officer as of the date set forth above.

YA II PN, LTD.

By:	Yorkville Advisors Global LP
Its:	Investment Manager

	By:	Yorkville Advisors Global II, LLC
	Its:	General Partner

		By:	/s/ Matt Beckman
		Name:	Matt Beckman
		Title:	Member

SCILEX HOLDING COMPANY

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer and President

EXHIBIT I

AMENDED REPAYMENT SCHEDULE

This amended repayment reflects the principal balance outstanding and accrued and unpaid interest due under the First Convertible Debenture and the Second Convertible Debenture collectively and, for the avoidance of doubt, does not reflect the principal balance outstanding and accrued and unpaid interest due under each of the First Convertible Debenture and the Second Convertible Debenture separately.

Installment Date	Principal Amount(1)	Accrued and Unpaid Interest(2)	Installment Amount(3)
October 17, 2023	$1,560,000	$34,723	$1,594,723
November 16, 2023	$1,560,000	$43,077	$1,603,077
December 16, 2023	$1,560,000	$34,102	$1,594,102
January 15, 2024	$1,560,000	$25,127	$1,585,127
February 14, 2024	$1,560,000	$16,151	$1,576,151
March 15, 2024	$1,247,253	$7,176	$1,254,429

	$9,047,253	$160,356	$9,207,609

(1)	Principal amount due under the First Convertible Debenture and the Second Convertible Debenture collectively.
(2)

Accrued and unpaid interest due under the First Convertible Debenture and the Second Convertible Debenture collectively. Interest is calculated assuming that all payments are made on the Installment Dates set forth on this Schedule. Actual accrued and unpaid interest on the First Convertible Debenture and the Second Convertible Debenture collectively as of each Installment Date may differ based on the terms and conditions therein and herein.

(3)	Installment Amount due under the First Convertible Debenture and the Second Convertible Debenture collectively.